
United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

October 14, 2005
Date of report (date of earliest event reported)

MGE ENERGY, INC.
(a Wisconsin Corporation)
133 South Blair Street
Madison, Wisconsin 53703
(608) 252-7000
Commission File No. 000-49965
IRS Employer Identification No. 39-2040501
Former name or former address, if changed since last report: Not applicable
Web site: www.mgeenergy.com

MADISON GAS AND ELECTRIC COMPANY
(a Wisconsin Corporation)
133 South Blair Street
Madison, Wisconsin 53703
(608) 252-7000
Commission File No. 000-1125
IRS Employer Identification No. 39-0444025
Former name or former address, if changed since last report: Not applicable
Web site: www.mge.com


Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On October 14, 2005, Madison Gas and Electric Company (MGE) filed an application with the Public Service Commission of Wisconsin (PSCW) requesting a surcharge on its electric rates to cover increased fuel and purchased power costs. Under the "fuel rules" established by the PSCW, MGE can apply for a fuel surcharge or may have a fuel credit due to its customers if electric fuel costs exceed or fall below a predefined 3.0% bandwidth around the electric fuel costs used in MGE's latest rate order.

As a result of the natural disasters that have occurred in the Gulf of Mexico and the related damage to the energy infrastructure, natural gas prices have risen to abnormally high levels. These increased prices have had significant adverse impacts on the fuel and purchased power costs to provide electricity to MGE's customers and have caused MGE's fuel costs to exceed the upper limit of the aforementioned 3% bandwidth. In its application to the PSCW, MGE stated that incremental fuel costs in September 2005 increased approximately $4.6 million. MGE has estimated in its PSCW filing that incremental fuel costs for October through December 2005 may increase an additional $5.9 million and is seeking a surcharge to recover most of the $5.9 million.

In conjunction with the fuel surcharge application, MGE also has filed a request with the PSCW to seek deferred recovery of any increased fuel costs to the extent that such costs are not covered by any authorized surcharge. The ultimate recovery would be considered in MGE's next rate proceeding.

The fuel surcharge and accounting deferral treatment are subject to approval by the PSCW.

This report contains forward-looking statements that reflect management's current assumptions and estimates regarding future performance and economic conditions, including the cost of fuel and purchased power. These forward-looking statements are made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Both MGE Energy, Inc., and MGE caution readers that these forward-looking statements are subject to known and unknown risks and uncertainties that may cause actual results to differ materially from those projected, expressed, or implied. The factors that could cause actual results to differ materially from these forward-looking statements include those discussed under "Forward-Looking Statements" in Part I, Financial Information, of MGE Energy's and MGE's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this report. Neither MGE Energy nor MGE undertake any obligation to publicly release any revision to these forward-looking statements to reflect events or circumstances after the date of this report.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: October 18, 2005   /s/ Jeffrey C. Newman

Jeffrey C. Newman
Vice President and Treasurer